September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re:	Xinxu Copper Industry Technology Ltd Registration Statement on Form F-1, as amended File No. 333-278407

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Xinxu Copper Industry Technology Ltd that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

As representatives of the underwriters

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer

R.F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer

[Signature Page to Underwriters’ Acceleration Request Letter]